

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 19, 2007

via U. S. Mail and facsimile

Mr. Scott Caldwell
President, Chief Executive Officer and
Chief Financial Officer
Allied Nevada Gold Inc.
7961 Shaffer Parkway, Suite 5
Littleton, Colorado 80127

> Re: Allied Nevada Gold Inc.
> Amendment No. 3 to Registration Statement on
> Form 10
> Filed April 2, 2007
> File No. 001-33119

Dear Mr. Caldwell:

We have reviewed your amended filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the revisions made in response to prior comment 1. We refer you to Item 402(b)(2) of Regulation S-K. Throughout your discussion, you reference that compensation will be established by reference to "similar mining companies" and "industry comparables." You further disclose that base salary will be established after review of "competitive market data for each executive officer" and determined at an appropriate level "within a range."   To the extent now known, please identify the similar mining companies or component companies that the board intends to use in its consideration of executive compensation.

2. Item 402(a)(3) of Regulation S-K specifies that the disclosure required by the Item is with respect to any individual "acting in a similar capacity" as a principal executive officer, regardless of compensation level. Although you have provided narrative disclosure regarding Mr. Caldwell's compensation during fiscal 2006, you have not presented such information in the tabular format required by Item 402(c).   Please revise to include the table.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of draft amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to Mellissa Campbell Duru at (202) 551-3757, or in her absence, me at (202) 551-3745.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: J. Davis
    J. Goeken
    M. Duru